October 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Abby Adams

Re:	DFP Healthcare Acquisitions Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 7, 2021

File No. 333-258152

Dear Ms. Adams:

On behalf of our client, DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on September 7, 2021 (the “Registration Statement”), contained in the Staff’s letter dated September 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

United States Securities and Exchange Commission

October 1, 2021

Amendment No.1 to Form S-4 Filed September 7, 2021

Questions and Answers About the Business Combination and the Special Meeting What is TOI?, page 3

1.	We note your revised disclosure in response to comment 2. Please further clarify the competition in the "value-based" care segment and your leadership position, so that the basis for your statement is clear. Also clarify your references to "value-based agreements" throughout. It is unclear how you identify competitors in this segment from traditional providers, as providing better care at lower cost would appear to be a common goal, even if not attained. We note you state you follow the NCCN guidelines, discussed in comment 30; however, in the projections on page 108, you identify "Value-Based Contracts" as "any contract arrangement a TOI PC has with a payor where the TOI PC has an incentive to help reduce the cost of oncology care." This seems to only refer to cost savings. You further state on page 108, as noted throughout, that "Historically, the TOI PCs have primarily entered into VBCs which pay the TOI PC a capitation rate — a fixed fee per month for professional services and specific medical oncology and related expenses of patients. There are variations on VBCs where instead of a fixed monthly fee, the TOI PC is eligible for either enhanced incentive payments (that layer on top of traditional FFS reimbursement models) or a percentage of overall savings that are generated relative to a specific benchmark." As the explanation of value-based care appears to only consider cost savings, and the historical experience appears to involve capitation contracts, the statement of leadership is unclear.

Response: The Company has revised various elements of the disclosure in response to the Staff’s comment. The Company has also added additional related disclosure in response to comment 8.

Summary of the Proxy Statement/Prospectus Redemption Rights, page 28

2.	We note your revised disclosure in response to comment 5. Please revise other disclosure in the document where you include calculations assuming no redemption and maximum redemption to also include an interim redemption scenario. We note, for example, the disclosure on pages 32, 35, 112, 151, 153, 156, 157 and 232.

Response: The Company has revised page 33, 35-38, 114, 152-156, 159-160, 164, 197, 235-237 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 1, 2021

Risk Factors, page 43

3.	We have reviewed your response and revisions related to comment 9. You indicated that "the Company disclosed that management concluded that the Company’s control over financial reporting was not effective as of December 31, 2020 on pages 43, 49 and 56 of the Form 10-K/A filed on May 24, 2021." We note that pages 49 and 56 discuss only disclosure controls and procedures, not internal control over financial reporting. Further, page 43 states that you concluded internal control over financial reporting was not effective as of December 31, 2020, but page 56 states, "This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies." We note similar disclosure in the Form 10-Q for the quarterly period ended June 30, 2021 filed August 16, 2021. If management has not assessed internal control over financial reporting as of December 31, 2020, which is permissible under those transition period rules, please explain how management can conclude that it was not effective at that date. In addition, please revise disclosures accordingly.

Response: The Company respectfully advises the staff that its management did not formally assess the Company’s internal control over financial controls as of June 30, 2021 or December 31, 2020. However, following the issuance of the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” on April 12, 2021 (the “Statement”), the Company’s management concluded that there was a material weakness in its internal control over financial reporting related to its warrants. Solely due to this conclusion, the Company’s management determined that the Company would need to restate its prior financials and its internal control over financial reporting was not effective as of December 31, 2020, which remained the case as of June 30, 2021.

We have added additional clarifying language on pages 44, 73, and 74 to make it clear that the material weakness and the resulting conclusion relate solely to the Company’s internal control over financial reporting connected to the warrants following the restatement.

DFP has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement..., page 69

4.	Revise the added risk factor to disclose the applicable deadline by which DFP must complete its initial business combination.

Response: The Company has revised page 71 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 1, 2021

The Business Combination Proposal

Background of the Business Combination, page 99

5.	We note the revised disclosure on page 100 in response to comment 10. Please clarify the timing of the discussions with Company B. Initially, the disclosure indicated that Company B elected not to pursue a transaction. The revised disclosure states that DFP submitted an indication of interest to Company B in March of 2020, but terminated discussions when DFP signed a letter of intent with TOI, which did not occur until March 17, 2021. If the discussions with Company B continued for a year, revise the background section to disclose those ongoing discussions.

Response: The Company has corrected a typographical error on page 102 to reflect that discussions with Company B initiated in March of 2021 instead of March of 2020.

6.	We reissue comment 14 to the extent you have not indicated whether the locked-box mechanism is included in the executed merger agreement. We note the revised disclosure on pages 102 and 103.

Response: The Company has revised page 105 in response to the Staff’s comment, to clarify that the locked box mechanism is included in the executed merger agreement.

7.	Refer to comments 12 and 16. We note that the preliminary projections shared on March 1 were the basis for the first proposed transaction consideration, and later adjustments resulted in changes to the consideration. As the projection adjustments resulted in material changes, revise to include the different projections provided by TOI on March 1, 2021, April 26, 2021, June 19, 2021, and, the final projections.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the only adjustments to the March 1, 2021 projections were provided by TOI on April 26, 2021. The April 26 adjustment reflected a slight reduction in the projected 2022 revenue of TOI, which DFP’s management deemed immaterial and were not material to the discussion surrounding valuation and the adjustments made to the merger consideration.

United States Securities and Exchange Commission

October 1, 2021

Certain Projected Financial Information, page 106

8.	We reissue comment 22 to the extent that you have not explained why it is appropriate to group VBCs with capitated contracts where, on former page 42 (now page 43), you highlighted as a risk of your growth strategy that "future value-based contracts may not be as favorable as current capitation contracts."

Response: The Company has revised the disclosure on page 110-111 in response the Staff’s comment. The Company has also added additional related disclosure in response to comment 1.

The Company has highlighted the risk that alternative value-based contract structures may not be as favorable as capitation since these alternative structures may result in a lower overall capture of cost savings by us. By way of example, in a gain-sharing value-based contract, the splitting of gains generated in reducing costs with payors may mean that the Company is not able to capture all the reimbursement dollars that would be available under capitation. However, the incentives to reduce cost and improve outcomes and quality remain, and all are fundamentally different than fee-for-service oncology reimbursement. The Company believes that because these contracts meet the definition of value-based, it is appropriate to group the lives related to these contracts together under one category of value-based contracts.

The Stock Issuance Proposal, page 123

9.	Revise to disclose the number of shares you are seeking shareholder approval to issue, including any additional shares pursuant to subscription agreements. Absent an upper limit, you are asking shareholders to approve a provision that could further significantly dilute their ownership. Provide us your analysis regarding how seeking shareholder approval for issuance of an unlimited, undetermined number is appropriate under the Nasdaq Listing Rules.

Response: The Company has revised the notice of the special meeting and page 126 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 1, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 149

10.	We have read your response and revision related to comment 26 in our letter dated August 27, 2021. We note Section 4.4 of the Warrant Agreement at Exhibit 4.2 continues to provide tender offer wording that would result in liability classification. If you have modified the terms of the Warrant Agreement to indicate that such a tender offer which could result in a cash payment would always be in connection with a change in control of the Company, please file the amended agreement.

Response: The Company acknowledges the comment and respectfully advises the Staff that the terms of DFPH’s 5,750,000 Public Warrants have not changed. We considered the equity structure upon the Closing of the transaction whereby the warrants no longer meet the requirements for liability classification. Our assessment primarily considered:

(i) the single class of common shares that control the entity after the merger;

(ii) the tender offer provision only pertaining to the Public Warrants on this single class of shares; and

(iii) the entity having no other voting securities.

The Company respectfully submits that liability classification of the Public Warrants is not required after the merger because in any cash settlement of Public Warrants, the group of common shareholders before the tender offer no longer controls the entity after the tender offer given there is only a single class of voting securities in the post-merger entity. Specifically, a tender offer would also result in a change of control. Per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) paragraph 815-40-55-3, a change of control provision that permits the holders to receive the same form of consideration as holders of shares underlying the contract (Public Warrants), permanent equity classification is not precluded as a result of such change of control provision.

11.	We have read the response and revision to comment 27 in our letter dated August 27, 2021. It is not clear how the amounts disclosed in Note (BB) on pages 160-161 reconcile to the total adjustments denoted as such on pages 153 and 154. Please revise to clarify how the compensation expense amounts that are recognized straight line over three years under each redemption scenario for each period are appropriately reflected in the respective total adjustments.

Response: The Company acknowledges the comment and respectfully advises the Staff with the following further detail to reconcile to total adjustments (all amounts in thousands):

Year ended December 31, 2020 – No Redemption Scenario

Total adjustment of $43,838 under note (BB) is comprised of:

•	$32,379 one-time, lump sum payment to Eligible Cash-out Vested Company Option holders;

United States Securities and Exchange Commission

October 1, 2021

•	Plus $11,459 attribution of twelve months of compensation expense to replaced New TOI Options based on total $34,378 grant date fair value of replaced New TOI Options.

Year ended December 31, 2020 – Maximum Redemption Scenario

Under the maximum redemption scenario, ($8,426) of additional adjustments are subtracted from the $43,838 adjustment under the no redemption scenario. The ($8,426) adjustment is comprised of:

•	($12,240) additional adjustment for the one-time, lump sum payment to Eligible Cash-out Vested Company Option holders (which, when added to the $32,379 one-time, lump sum payment to Eligible Cash-out Vested Company Option holders under the no redemption scenario results in a cumulative adjustment of $20,139);

•	Plus $3,814 additional attribution (which, when added to the $11,459 attribution of twelve months of compensation under the no redemption scenario results in a cumulative adjustment of $15,273) based on total $45,820 grant date fair value of replaced New TOI Options.

Based on the Company’s revision of pages 155, 156 and 163 in response to comment #2 above, the Company further advises the Staff on the following details to reconcile total adjustments in the interim redemption scenario as follows:

Year ended December 31, 2020 – Interim Redemption Scenario

Under the interim redemption scenario, ($4,313) of additional adjustments are subtracted from the $43,838 adjustment under the no redemption scenario. The ($4,313) adjustment is comprised of:

•	($6,093) additional adjustment for the one-time, lump sum payment to Eligible Cash-out Vested Company Option holders (which, when added to the $32,379 one-time, lump sum payment to Eligible Cash-out Vested Company Option holders under the no redemption scenario results in a cumulative adjustment of $26,286);

•	Plus $1,780 additional attribution (which, when added to the $11,459 attribution of twelve months of compensation under the no redemption scenario results in a cumulative adjustment of $13,239) based on total $39,717 grant date fair value of replaced New TOI Options.

Business of TOI, page 178

12.	Please provide additional detail in your revised disclosure on page 179 in response to comment 29, regarding your use of proceeds from the business combination. We note the revised disclosure on page 107 regarding the material assumptions underlying the projections.

Response: The Company has revised page 182 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 1, 2021

Government Regulation, page 188

13.	We reissue comment 31 to the extent you have not discussed the specific laws or regulations of California, your largest market. For example, briefly summarize the California laws preventing the corporate practice of medicine and fee-splitting and how you are able to structure your arrangements in California.

Response: The Company has revised page 182 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 232

14.	We note the revised disclosure in response to comment 35 and your intent to provide additional information as it becomes available. With reference to footnote 12, it appears all shares beneficially owned by the same persons should be listed in the same line on the table. Please revise or advise. Refer to the Instructions to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company has revised pages 237, 238, 239 and 240 in response to the Staff’s comment.

DFP Healthcare Acquisitions Corp. June 30, 2021 Financial Statements Condensed Consolidated Balance Sheets, page F-2

15.	Please revise to explain in a footnote the material component(s) of the $1.52 million accrued expenses balance at June 30, 2021.

Response: The Company acknowledges the comment and respectfully advises the Staff that the entire balance in the accrued expenses line item is legal fees from one vendor. The company has revised the line item on page F-2 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 1, 2021

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United States Securities and Exchange Commission

October 1, 2021

Please do not hesitate to contact Jason A. Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Steven Hochberg, DFP Healthcare Acquisitions Corp.